FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.
(Translation of registrant’s name into English)

Acheson Industrial Park #2 53016-Highway 60 Spruce Grove, Alberta Canada T7X 3G7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

Date: November 29, 2004	By: “Gordon Parchewsky” Gordon Parchewsky President

EXHIBIT LIST

1.	North American Energy Partners, Inc. Interim Consolidated Financial Statements for the period ending September 30, 2004.

2.	Management's Discussion and Analysis for the period ending September 30, 2004.

EXHIBIT 1

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements

September 30, 2004
(Expressed in thousands of Canadian dollars)
(Unaudited)

1

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)

	September 30, 2004	March 31, 2004

	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$ 16,318	$ 36,595
Accounts receivable	29,076	33,647
Unbilled revenue	36,854	27,676
Inventory	1,694	1,609
Prepaid expenses	711	1,272

	84,653	100,799

Capital assets	173,461	167,905
Goodwill	198,549	198,549
Intangible assets, net of accumulated amortization of $15,414	2,383	4,870
Deferred financing costs, net of
accumulated amortization of $2,069	16,305	17,266
Future income taxes	4,435	—

	$ 479,786	$ 489,389

Liabilities and Shareholder's Equity

Current liabilities:
Accounts payable	$ 21,873	$ 23,187
Accrued liabilities	15,930	20,808
Current portion of term credit facility (note 7)	9,750	7,250
Current portion of capital lease obligations	1,147	787
Term credit facility scheduled
repayments due beyond one year (note 7)	35,750	—
Future income taxes	8,245	5,260

	92,695	57,292
Term credit facility (note 7)	—	41,250
Capital lease obligations	3,544	2,251
Senior notes	252,320	262,260
Derivative financial instruments	10,680	740
Future income taxes	—	2,515
Advances from parent company (note 8)	298	—
Shareholder's equity:
Share capital	127,500	127,500
Contributed surplus	365	137
Deficit	(7,616)	(4,556)

	120,249	123,081
United States generally accepted accounting principles
(note 9)

	$ 479,786	$ 489,389

See accompanying notes to interim consolidated financial statements.

2

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Six months ended September 30
	2004	Predecessor Company 2003	2004	Predecessor Company 2003

Revenue	$ 82,764	$ 102,282	$ 152,785	$ 196,012

Project costs	52,318	61,712	94,739	118,105

Equipment costs	13,691	20,909	24,572	42,905

Depreciation	5,141	2,827	9,660	5,389

	71,150	85,448	128,971	166,399

Gross profit	11,614	16,834	23,814	29,613

General and administrative	4,777	2,827	9,659	5,867

Loss (gain) on disposal of capital assets	255	21	249	(49)

Amortization of intangible assets	1,057	--	2,487	--

Operating income	5,525	13,986	11,419	23,795

Management fees	--	14,200	--	23,200

Interest expense	8,541	1,069	16,526	2,016

Foreign exchange loss (gain)	344	7	498	(1)

Other income	(78)	(139)	(223)	(336)

	8,807	15,137	16,801	24,879

Loss before income taxes	(3,282)	(1,151)	(5,382)	(1,084)

Income taxes:

Current income taxes	830	87	1,643	205

Future income taxes	(2,150)	(690)	(3,965)	(665)

	(1,320)	(603)	(2,322)	(460)

Net loss	(1,962)	(548)	(3,060)	(624)

Retained earnings (deficit), beginning of
period	(5,654)	29,741	(4,556)	29,817

Retained earnings (deficit), end of period	$(7,616)	$ 29,193	$ (7,616)	$ 29,193

See accompanying notes to interim consolidated financial statements.

3

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Six months ended September 30
	2004	Predecessor Company 2003	2004	Predecessor Company 2003

Cash provided by (used in):

Operating activities:
Net loss	$(1,962)	$ (548)	$(3,060)	$ (624)
Items not affecting cash:
Depreciation	5,141	2,827	9,660	5,389
Amortization of intangible assets	1,057	--	2,487	--
Amortization of
deferred financing costs	629	--	1,254	--
Loss (gain) on
disposal of capital assets	255	21	249	(49)
Increase (decrease) in
allowance for doubtful accounts	21	22	(112)	39
Stock based compensation expense	116	--	228	--
Future income taxes	(2,150)	(690)	(3,965)	(665)

Net changes in non-cash
working capital (note 3(b))	(2,478)	3,729	(10,211)	13,259

	629	5,361	(3,470)	17,349

Investing activities:
Purchase of capital assets	(2,201)	(3,383)	(13,508)	(4,946)
Proceeds on disposal of capital assets	30	348	134	603

	(2,171)	(3,035)	(13,374)	(4,343)

Financing activities:
Repayment of term credit facility	(1,500)	(1,659)	(3,000)	(3,334)
Repayment of capital lease obligations	(164)	(1,244)	(438)	(2,522)
Financing costs	(113)	--	(293)	--
Advances from parent company	298	--	298	--
Decrease in operating line of credit	--	--	--	(516)
Decrease in cheques
issued in excess of cash deposits	--	--	--	(2,496)
Advances (to) from Norama Inc.	--	(332)	--	3,225

	(1,479)	(3,235)	(3,433)	(5,643)

Increase (decrease) in
cash and cash equivalents	(3,021)	(909)	(20,277)	7,363

Cash and cash
equivalents, beginning of period	19,339	8,272	36,595	--

Cash and cash equivalents, end of period	$ 16,318	$ 7,363	$ 16,318	$ 7,363

See accompanying notes to interim consolidated financial statements.

4

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

1.	Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements. Since the determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of these unaudited interim financial statements requires the use of estimates and assumptions. In the opinion of management, these unaudited interim financial statements have been prepared within reasonable limits of materiality. Except as noted below, these unaudited interim financial statements follow the same significant accounting policies as described and used in the most recent annual report of the Company for the year ended March 31, 2004 and should be read in conjunction with that report.

The comparative information presented for the three-month and six-month periods ended September 30, 2003 reflect the results of operations of Norama Ltd. (“Norama” or the “Predecessor Company”) preceding the acquisition that occurred on November 26, 2003. The comparative results presented may not be directly comparable to the Company’s results for the three-month and six-month periods ended September 30, 2004 due to the buy-out of equipment leases and the effect of the revaluation of assets and liabilities to their estimated fair market values in accordance with the application of accounting standards related to purchase accounting.

2.	Accounting policy changes

a)	Hedging relationships:

Effective April 1, 2004, the Company prospectively adopted the provisions of the Canadian Institute of Chartered Accountants’ new Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The Company has determined that all of its current hedges qualify for hedge accounting in accordance with AcG-13.

b)	Revenue recognition:

Effective April 1, 2004, the Company prospectively adopted the new Canadian accounting standard EIC-141, “Revenue Recognition,” which incorporates the principles and guidance under United States generally accepted accounting principles (“U.S. GAAP”) for revenue recognition. No changes to the recognition or classification of revenue were made as a result of the adoption of this standard.

5

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

3.	Other information

a)	Supplemental cash flow information:

	Three months ended September 30		Six months ended September 30
	2004	Predecessor Company 2003	2004	Predecessor Company 2003

Cash paid during the period
for:
Interest	$1,473	$996	$15,753	$1,921
Income taxes	1,452	92	3,183	307
Cash received during the period
for:
Interest	77	56	273	90
Income taxes	--	--	--	--

b)	Net change in non-cash working capital:

	Three months ended September 30		Six months ended September 30
	2004	Predecessor Company 2003	2004	Predecessor Company 2003

Accounts receivable	$ 7,369	$ 18,508	$ 4,683	$ 16,583
Unbilled revenue	(25,339)	(12,022)	(9,178)	11,693
Inventory	(534)	--	(85)	--
Prepaid expenses	494	355	561	(548)
Accounts payable	6,578	(1,104)	(1,314)	(10,731)
Accrued liabilities	8,954	(2,008)	(4,878)	(3,738)

	$(2,478)	$ 3,729	$(10,211)	$ 13,259

4.	Segmented information

a)	General overview:

The Company conducts business in three operating segments: Mining and Site Preparation, Piling and Pipeline.

•	Mining and Site Preparation:
The Mining and Site Preparation operating segment provides mining and site preparation services, including overburden removal and reclamation services, project management and underground utility construction, to a variety of customers throughout Western Canada.

•	Piling:
The Piling operating segment provides deep foundation construction and design-build services to a variety of industrial and commercial customers throughout Western Canada.

6

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

•	Pipeline:
The Pipeline operating segment provides both small and large diameter pipeline construction and installation services to energy and industrial clients throughout Western Canada.

b)	Results by operating segment:

For the three months ended September 30, 2004	Mining and Site Preparation	Piling	Pipeline	Total

Revenues from external customers	$ 62,981	$17,346	$ 2,437	$ 82,764
Depreciation of capital assets	2,547	711	32	3,290
Segment profits	5,353	3,727	84	9,164
Segment assets	296,077	81,126	43,037	420,240
Expenditures for segment capital assets	667	650	--	1,317

Predecessor Company For the three months ended September 30, 2003	Mining and Site Preparation	Piling	Pipeline	Total

Revenues from external customers	$77,696	$15,623	$8,963	$102,282
Depreciation of capital assets	1,676	527	61	2,264
Segment profits	7,231	3,732	1,865	12,828
Segment assets	79,631	33,914	4,683	118,228
Expenditures for segment capital assets	2,219	175	--	2,394

For the six months ended September 30, 2004	Mining and Site Preparation	Piling	Pipeline	Total

Revenues from external customers	$109,393	$30,058	$13,334	$152,785
Depreciation of capital assets	4,754	1,320	88	6,162
Segment profits	8,017	6,925	1,914	16,856
Segment assets	296,077	81,126	43,037	420,240
Expenditures for segment capital assets	11,347	650	--	11,997

Predecessor Company For the six months ended September 30, 2003	Mining and Site Preparation	Piling	Pipeline	Total

Revenues from external customers	$147,149	$31,192	$17,671	$196,012
Depreciation of capital assets	1,726	813	68	2,607
Segment profits	14,312	7,501	2,931	24,744
Segment assets	79,631	33,914	4,683	118,228
Expenditures for segment capital assets	2,709	491	--	3,200

7

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

c)	Reconciliations:

(i)	Income (loss) before income taxes:

	Three months ended September 30		Six months ended September 30
	2004	Predecessor Company 2003	2004	Predecessor Company 2003

Total profit for
reportable segments	$ 9,164	$ 12,828	$ 16,856	$ 24,744
Unallocated
corporate expenses	(14,642)	(17,962)	(28,947)	(30,744)
Unallocated
equipment revenue	2,196	3,983	6,709	4,916

Loss before income taxes	$(3,282)	$(1,151)	$(5,382)	$(1,084)

(ii)	Total assets:

	September 30, 2004	March 31, 2004

Total assets for reportable segments	$420,240	$410,469
Corporate assets	59,546	78,920

Total assets	$479,786	$489,389

All of the Company’s assets are located in Western Canada and the activities are performed throughout the year.

5.	Stock-based compensation plan

Under the 2004 Share Option Plan, directors, officers, employees and service providers to the Company are eligible to receive stock options to acquire common shares in NACG Holdings Inc. The stock options expire in ten years or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each of the five following award date anniversaries. The maximum number of common shares presently authorized under this plan is 92,500, of which 24,258 are still available for issue as at September 30, 2004. As at September 30, 2004, none of these options were exercisable. No stock options were granted by the Predecessor Company.

The fair value of each option granted by NACG Holdings Inc. was estimated using the Black-Scholes option-pricing model assuming: a dividend yield of nil percent; a risk-free interest rate of 4.72 percent; volatility of nil percent; and an expected option life of 10 years.

8

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

        The stock options outstanding at September 30, 2004 are as follows:

	Number of options	Weighted average exercise price $ per share

Outstanding at June 30, 2004	58,742	100.00
Granted	9,500
Exercised	--
Forfeited	--

Outstanding at September 30, 2004	68,242	100.00

The Company recorded $116 of compensation expense related to the stock options during the three months ended September 30, 2004 (six months ended September 30, 2004 – $228) with such amount being credited to contributed surplus.

6.	Comparative figures

Certain of the comparative figures have been reclassified to be consistent with the current period presentation.

7.	Term credit facility

Under the terms of its credit agreement dated November 26, 2003, the Company is subject to various financial covenants including achieving certain levels of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and maintaining minimum levels of interest and fixed-charge coverage, limiting capital expenditures to specified amounts and maintaining maximum leverage levels.

Subsequent to the date of the original Credit Agreement, certain financial covenants effective up to and including March 31, 2005 were modified, under amending agreements to the original Credit Agreement. As at September 30, 2004, under amended terms of the Credit Agreement, the Company was required to achieve a modified minimum consolidated EBITDA level of $50,000 over the trailing 12 months, which it did achieve. Once the financial covenants revert back to the original terms of the Credit Agreement, effective June 30, 2005, the Company will be required to achieve compliance with all of the financial covenants under the original terms with certain financial covenants becoming more restrictive. For example, the Company will be required to achieve minimum consolidated EBITDA levels of $82,500 for the trailing twelve month period ending June 30, 2005 and $85,000 for the trailing twelve month period ending September 30, 2005, which are not likely achievable given the Company’s current outlook.

Even though the Company was in compliance with all of its financial covenants at September 30, 2004, the Company reclassified the term credit facility scheduled repayments due beyond one year to current, as required by accounting standards under Emerging Issues Committee Abstract EIC-59, “Long-term Debt with Covenant Violations”. Under this accounting standard, in circumstances where at the balance sheet date, the debtor would have been in violation of one or more financial covenants giving the creditor the right to demand repayment absent the modification of financial covenants and, it is likely that the debtor will violate

9

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

one or more of its financial covenants within one year of the balance sheet, then the debtor must classify its non-current debt as current.

Management has begun to review various alternatives to resolving the issue including, negotiating less restrictive financial covenants under the existing credit facility for the fiscal year ending March 31, 2006 and exploring alternate financing sources in the event it is unable to negotiate more favorable financial covenants under its existing credit facility. Although management anticipates that it will be successful in resolving the issue, if it is not and the Company defaults on its financial covenants in the future, its creditors would be in a position to demand immediate repayment of the Company’s credit facilities.

8.	Related party balance

Advances from parent company of $298 as at September 30, 2004 represents a non-interest bearing note payable to the Company’s parent, NACG Holdings Inc. The note was transacted in the normal course of operations and recorded at the exchange value and on terms as agreed to by the parties. The note payable contains no specified repayment terms.

9.	United States generally accepted accounting principles

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. For the periods presented herein, material issues that could give rise to measurement differences in the interim consolidated financial statements are as follows:

In accordance with the provisions of Financial Accounting Standards Board Statement No. 133 “Accounting for Derivatives and Hedging Activities,” all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value. As of September 30, 2004, the fair value of the derivatives was a liability of $23,490. The Company has elected to measure and assess effectiveness based on total changes in the cash flows generated by hedging instruments. Each period, an amount equal to the gain or loss resulting on the re-measurement of the hedged item at spot rates is reclassified from other comprehensive income and recorded as an offset to the foreign currency gains or losses otherwise recorded. In addition, the Company reclassifies an amount to reflect the cost element of the hedging instrument. During the three months ended September 30, 2004, $10,257 (net of tax of $5,190) was reclassified from other comprehensive income and deducted from income (six months ended September 30, 2004 — $7,398 (net of tax of $3,744)).

10

NORTH AMERICAN ENERGY PARTNERS INC.
Notes to the Interim Consolidated Financial Statements
For the six months ended September 30, 2004
(amounts in thousands of Canadian dollars unless otherwise specified)

Consolidated Statements of Other Comprehensive Income:

For the three months ended September 30, 2004

Net loss in accordance with Canadian and U.S. GAAP	$(1,962)
Net loss on cash flow hedges, net of tax of $5,178	(10,232)
Plus: reclassification adjustments, net of tax of $5,190	10,257

Comprehensive loss in accordance with U.S. GAAP	$(1,937)

For the six months ended September 30, 2004

Net loss in accordance with Canadian and U.S. GAAP	$(3,060)
Net loss on cash flow hedges, net of tax of $4,107	(8,117)
Plus: reclassification adjustments, net of tax of $3,744	7,398

Comprehensive loss in accordance with U.S. GAAP	$(3,779)

11

EXHIBIT 2

Management’s Discussion and Analysis

The following discussion contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying the Company’s judgments concerning the matters discussed below. These interim statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management’s comments on financial resources, capital spending and the outlook for the Company’s business. The Company’s actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, the competitive environment in the Company’s specific market areas; the amount of outsourcing by businesses that use the Company’s services; changes in the prevailing interest rates and the availability of and terms of financing to fund the Company’s capital requirements; the ability to retain a skilled labor force; currency exchange rate fluctuations; the Company’s significant indebtedness; labor disturbances; oil and natural gas price fluctuations; economic conditions impacting the energy industry in Western Canada; changes in federal, provincial and/or local government regulations; and other factors referenced herein.

Overview

This Management’s Discussion and Analysis (“MD&A”) for North American Energy Partners Inc. (“NAEPI” or the “Company”) should be read in conjunction with the Company’s unaudited interim Consolidated Financial Statements for the three-month and six-month periods ended September 30, 2004 and the audited Consolidated Financial Statements and MD&A for the year ended March 31, 2004.

The Company provides services primarily to major oil and gas, petrochemical and other natural resource companies operating in Western Canada. These services are offered through three operating segments: Mining and Site Preparation, Piling and Pipeline. The Mining and Site Preparation operating segment is involved in a variety of activities, including: surface mining for oil sands and other natural resources; overburden removal; hauling sand and gravel; supplying labor and equipment to support the customer’s mining operations; construction of infrastructure associated with mining operations and reclamation activities; clearing, stripping, excavating and grading for mining operations and other general construction projects; and underground utility installation for plant, refinery and commercial building construction. The Piling operating segment installs all types of driven and drilled piles, caissons and earth retention and stabilization systems for commercial buildings, private industrial projects, and infrastructure projects. The Pipeline operating segment installs transmission and distribution pipe made of steel, plastic and fiberglass materials in sizes up to and including 36 inches in diameter for oil and gas transmission.

The Company has been operating for over 50 years and maintains one of the largest independently-owned equipment fleets in Western Canada. In serving its customers, the Company operates over 400 pieces of heavy equipment and over 500 support vehicles. The Company’s fleet size provides flexibility in scheduling and completing contract services on a timely basis and allows the Company to undertake long-term, large-scale projects with major operators in oil sands development and other energy sectors.

The comparative information presented for the three-month and six-month periods ended September 30, 2003 are the results of operations of Norama Ltd. (“Norama” or the “Predecessor Company”) preceding the acquisition that occurred on November 26, 2003. The information as of September 30, 2004 may not be directly comparable to the information provided for the Predecessor Company as a result of the buy-out of equipment leases and the effect of the revaluation of assets and liabilities to their estimated fair market values in accordance with the application of purchase accounting pursuant to Canadian and U.S. generally accepted accounting principles (“GAAP”).

Consolidated Financial Results

Revenue

Revenue for the three-month and six-month periods ended September 30, 2004 decreased by $19.5 million (19.1 percent) and $43.2 million (22.1 percent), respectively. A significant amount of the earthworks, underground and piling portions of Syncrude’s Upgrader Expansion 1 (“UE-1”) project was completed in the prior year, which contributed to the lower revenue in the current periods. Revenue also decreased due to the reduction by Albian Sands Energy Inc. in the use of the Company’s services under its mining services contract. Decreases in revenue from these projects were partially offset with revenue from new projects, including the Opti/Nexen Long Lake project, the mining services contract for Grande Cache Coal Corporation and Syncrude’s Southwest Quadrant Replacement (“SWQR”) project. The deferral of capital infrastructure projects by the Company’s major pipeline customer also contributed to decreased revenue from the comparative periods.

Project costs

Project costs for the three-month and six-month periods ended September 30, 2004 decreased by $9.4 million (15.2 percent) and $23.4 million (19.8 percent), respectively. These decreases are primarily a result of the lower volume of services provided during the periods. As a percentage of revenue, project costs increased 2.4 percent for the three-month period and 1.4 percent for the six-month period ended. The increase was mainly a result of higher than expected costs related to a single large unit price contract.

Equipment costs

Equipment costs for the three-month and six-month periods ended September 30, 2004 decreased by $7.2 million (34.5 percent) and $18.3 million (42.7 percent), respectively, due to lower lease and rental expense as a result of the buy out of most leases and rentals concurrent with the acquisition on November 26, 2003.

Depreciation

Depreciation expense for the three-month and six-month periods ended September 30, 2004 increased from the corresponding periods in the prior year, due primarily to the revaluation of assets to their estimated fair market values in accordance with the application of purchase accounting in connection with the acquisition on November 26, 2003, offset by lower heavy equipment hours versus the comparable periods in the prior year. The addition of new equipment resulting from the buy out of the leases in November 2003 also contributed to the increased depreciation expense for the three-month and six-month periods ended September 30, 2004. Partially offsetting these increases was a decrease in heavy equipment hours from the comparable periods in the prior year.

General and administrative expenses

General and administrative expenses increased by $2.0 million (69.0 percent) and $3.8 million (64.6 percent), respectively, as compared to prior periods. The increase was primarily attributable to higher staff levels and salary increases, increased travel costs, increased insurance and consultant costs, and to new expenses related to the change in ownership (board of directors’ costs, advisory fees, and stock-based compensation expense).

Amortization of intangible assets

Amortization of intangible assets related to the customer contracts in progress, trade names, non-competition agreement, and employee arrangements that were acquired in the acquisition on November 26, 2003. Substantially all of the cost of the intangible assets has been amortized at September 30, 2004, as the majority of the cost relates to customer contracts in progress that are being amortized at an accelerated rate due to the short-term nature of the contracts.

Management fees

Management fee expense was $nil for the three-month and six-month periods ended September 30, 2004, as compared to $14.2 million for the three-month period ended September 30, 2003 and $23.2 million for the six-month period ended September 30, 2003. These fees were charged by Norama Inc., the parent company of Norama, for management services provided to the Predecessor Company. The fees were paid in reference to taxable income. Subsequent to the acquisition, no similar management fees have been paid and the agreement with Norama Inc. was terminated.

Interest expense

Interest expense for the three-month and six-month periods ended September 30, 2004 increased significantly from the comparative periods in the prior year due to the additional long-term debt (senior notes and term credit facility) issued in connection with the acquisition on November 26, 2003, as well as the higher average interest rates on the new debt as compared to the interest rate on the debt of the Predecessor Company.

Foreign exchange loss (gain)

The foreign exchange loss (gain) was relatively small and related primarily to the exchange differences between the Canadian and U.S. dollar on the Company’s U.S. dollar denominated bank accounts. In the three-month period ended September 30, 2004, the payment of foreign exchange on the cancellation of a U.S. dollar forward contract for the purchase of equipment resulted in an additional $0.2 million in foreign exchange loss being recorded.

Comparative Quarterly Results

A number of factors contribute to variations in the Company’s results between periods such as: weather, customer capital spending on large oil sands and natural gas related projects, the Company’s ability to manage its project related business so as to avoid or minimize periods of relative inactivity and the strength of the Western Canadian economy.

Reduced revenue in the latest two quarters in comparison to prior periods is a result of substantial completion of a number of large projects, including UE-1, that have not yet been replaced with projects of similar size. There are a number of large capital infrastructure and expansion projects planned by the Company’s customers in the near future. Additionally, the Company’s current projects are less reliant on large heavy equipment and focus on small equipment and labor which provide lower revenue and margins.

Segmented Results of Operations

The Company reports its operations under three operating segments: Mining and Site Preparation, Piling and Pipeline.

Selected Segmented Information

Mining and Site Preparation

Revenue for the three-month and six-month periods ended September 30, 2004 decreased by $14.7 million (18.9 percent) and $37.8 million (25.7 percent), respectively from the corresponding periods in the prior year. This decrease was primarily due to the completion of a significant portion of the earthworks and underground work for the UE-1 project in the prior year and a reduction in outsourcing by Albian Sands Energy Inc. on its mining services contract. Revenue from UE-1 decreased by $26.9 million over the comparable three-month period in the prior year, while revenue from Albian Sands Energy Inc. decreased by $5.7 million. These reductions in revenue were partially offset by revenue from new projects, including the Opti/Nexen Long Lake project ($17.2 million), the mining services contract for Grande Cache Coal Corporation ($3.3 million) and the SWQR project ($2.2 million). Profit for the operating segment for the three-month and six-month periods ended September 30, 2004 decreased by $1.9 million (26.0 percent) and $6.3 million (44.0 percent), respectively from the comparative periods. More unit price contracts, which typically provide higher margins and profits than other types of contracts, were undertaken during the current periods than in the comparative periods. However, unforeseen circumstances presented by site and environmental conditions and poor weather reduced the expected margins on these contracts. Additionally, the nature of the work undertaken in the current periods required smaller, less profitable heavy equipment than the work undertaken in the comparative periods.

Piling

Piling revenue for the three-month period ended September 30, 2004 increased by $1.7 million (11.0 percent) and decreased by $1.1 million (3.6 percent) for the six-month period ended September 30, 2004. For the three-month period, revenue of $8.3 million from the UE-1 piling contract from the prior year was replaced by a number of smaller projects in the current period including: Suncor’s Millennium Coker Unit, Suncor’s Plant 86 Booster Pump House, EnCana Corporation Foster Creek and AMEC’s portion of the SWQR project.

Profit for the Piling operating segment for the three-month and six-month periods ended September 30, 2004 slightly decreased by $0.1 million (1.3 percent) and $0.6 million (7.7 percent), respectively from the comparative periods. The decrease was attributable to several large projects that had a lower than average margin in the current period.

Pipeline

Pipeline operating segment revenue for the three-month and six-month periods ended September 30, 2004 decreased $6.5 million (72.8 percent) and $4.3 million (24.5 percent) respectively from the comparative periods due primarily to a deferral of capital expenditures by the Company’s major customer.

Profit for this operating segment for the three-month and six-month periods ended September 30, 2004 decreased by $1.8 million (95.5 percent) and $1.0 million (34.7 percent) from the comparative periods in the prior year primarily as a result of lower revenues as discussed above.

Consolidated Financial Position

At September 30, 2004, the Company’s net working capital position was $(8.0) million as compared to $43.5 million at March 31, 2004. Contributing to the decrease was a reclassification of the Company’s term credit facility scheduled repayments due beyond one year to current, a reduction in cash and cash equivalents at September 30, 2004 compared to March 31, 2004, both as discussed below in the section “Liquidity and Capital Resources,” and a decrease in accounts receivable due to lower activity levels, partially offset by an increase in unbilled revenue. This increase was due primarily to billing delays on one of the Company’s large new projects related to the terms of the unit price contract. Accounts payable and accrued liabilities decreased by $1.3 million and $4.9 million, respectively, at September 30, 2004 from the balance at the end of the prior year primarily as a result of decreased activity levels.

Capital assets increased by $5.6 million at September 30, 2004 from March 31, 2004 due to the acquisition of equipment for growth in anticipation of several upcoming projects, offset by depreciation expense.

The term credit facility decreased by $3.0 million at September 30, 2004 from the balance at the end of the prior year due to the regularly scheduled quarterly debt repayments. Capital lease obligations, including the current portion, increased by $1.7 million at September 30, 2004 from the balance at March 31, 2004 due to the addition of new vehicle leases to support new projects.

Liquidity and Capital Resources

Operating activities

Funds provided from operating activities for the three-month period ended September 30, 2004 were $0.6 million. Cash provided from operating activities for the Predecessor Company for the three-month period ended September 30, 2003 was $5.4 million. The increase in unbilled revenue due to the billing delay previously discussed was the primary contributor to the decrease.

Investing activities

During the three-month period ended September 30, 2004, the Company invested $1.3 million in sustaining capital expenditures and $0.9 million in growth capital expenditures in addition to the financing of new vehicles financed by way of capital leases totalling $1.4 million. In the six-month period ended September 30, 2004, the Company invested $4.2 million in sustaining capital expenditures and $9.3 million in growth capital expenditures and financed new vehicles by way of capital leases totalling $2.1 million. The Company expects its future sustaining capital expenditures to range from $9 million to $18 million per year. Sustaining capital expenditures are those that are required to maintain the Company’s fleet of equipment at its optimum average age. Growth capital expenditures are directly related to new projects.

During the three-month period ended September 30, 2003, the Predecessor Company invested $2.5 million in sustaining capital expenditures, and $0.9 million in growth capital expenditures. In the six-month period ended September 30, 2003, the Predecessor Company invested $3.7 million in sustaining capital expenditures, and $1.2 million in growth capital expenditures.

The Company’s capital requirements during the three-month and six-month periods ended September 30, 2004 increased due to the continued growth and acquisition of new projects. The Company’s capital requirements for the remainder of the 2005 fiscal year include funding operating lease obligations, debt and interest repayment obligations and working capital as activity levels are expected to increase. In addition, the Company will require capital to finance further vehicle and equipment acquisitions in the second half of fiscal 2005 for upcoming new projects.

Financing activities

Financing activities during the three-month and six-month periods ended September 30, 2004 related primarily to payments made on the term credit facility and capital lease obligations and additional financing costs incurred.

Financing activities of the Predecessor Company for the three-month period ended September 30, 2003 included payments made on the term credit facility, capital leases and advances of $0.3 million to Norama Inc. Financing activities of the Predecessor Company for the six-month period ended September 30, 2003 included payments made on the term credit facility and capital leases, offset by advances of $3.2 million from Norama Inc.

Liquidity

Under the terms of its credit agreement dated November 26, 2003, the Company is subject to various financial covenants including achieving certain levels of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and maintaining minimum levels of interest and fixed-charge coverage, limiting capital expenditures to specified amounts and maintaining maximum leverage levels.

Subsequent to the date of the original Credit Agreement, certain financial covenants effective up to and including March 31, 2005 were modified, under amending agreements to the original Credit Agreement. As at September 30, 2004, under amended terms of the Credit Agreement, the Company was required to achieve a modified minimum consolidated EBITDA level of $50,000 over the trailing 12 months, which it did achieve. Once the financial covenants revert back to the original terms of the Credit Agreement, effective June 30, 2005, the Company will be required to achieve compliance with all of the financial covenants under the original terms with certain financial covenants becoming more restrictive. For example, the Company will be required to achieve minimum consolidated EBITDA levels of $82,500 for the trailing twelve month period ending June 30, 2005 and $85,000 for the trailing twelve month period ending September 30, 2005, which are not likely achievable given the Company’s current outlook.

Even though the Company was in compliance with all of its financial covenants at September 30, 2004, the Company reclassified the term credit facility scheduled repayments due beyond one year to current, as required by accounting standards under Emerging Issues Committee Abstract EIC-59, “Long-term Debt with Covenant Violations”. Under this accounting standard, in circumstances where at the balance sheet date, the debtor would have been in violation of one or more financial covenants giving the creditor the right to demand repayment absent the modification of financial covenants and, it is likely that the debtor will violate one or more of its financial covenants within one year of the balance sheet, then the debtor must classify its non-current debt as current.

Management has begun to review various alternatives to resolving the issue including, negotiating less restrictive financial covenants under the existing credit facility for the fiscal year ending March 31, 2006 and exploring alternate financing sources in the event it is unable to negotiate more favorable financial covenants under its existing credit facility. Based on upcoming projects in the Company’s core market region and the level of security the Company’s secured creditors have relative to the value of the loans outstanding, management believes there is a high likelihood that the existing credit facility will be satisfactorily renegotiated or replaced with alternate financing. Although management anticipates that it will be successful in resolving the issue, if it is not and the Company defaults on its financial covenants in the future, its creditors would be in a position to demand immediate repayment of the Company’s credit facilities.

The Company has available $60.0 million, subject to borrowing base limitations, under its $70.0 million revolving credit facility after taking into account a $10.0 million letter of credit required to be posted to support bonding requirements associated with customer contracts. As at September 30, 2004 no amount was drawn under its revolving credit facility. The Company continues to lease a portion of its motor vehicle fleet and has assumed several heavy equipment operating leases from the Predecessor Company.

The Company is required to make quarterly principal and interest payments under its $45.5 million term credit facility, which bears interest at a floating rate based upon either the Canadian prime rate plus 2.0 percent to 2.5 percent, or Canadian bankers’ acceptance rate plus 3.0 percent to 3.5 percent. For the three-month period ended September 30, 2004, the weighted-average interest rate on the term credit facility was 6.3 percent. Additional prepayments are required under certain circumstances and no new advances are available under the term credit facility.

The Company’s 8.75 percent U.S. $200 million senior notes were issued concurrent with the acquisition on November 26, 2003 pursuant to a private placement. On October 5, 2004, the Company registered substantially identical notes with the United States Securities and Exchange Commission and exchanged them for the notes issued in the private placement. As the registration and exchange were not completed within a certain number of days of the original issuance, as required by the indenture, the Company is required to pay additional interest to the holders of the notes in the amount of U.S. $0.2 million on the date of the next scheduled interest payment.

There are no principal payments required on the senior notes until maturity. The foreign currency risk relating to both the principal and interest payments has been effectively hedged with a cross currency swap and interest rate swaps which went into effect concurrent with the issuance. The 8.75 percent rate of interest on the senior notes has been swapped to an effective rate of 9.765 percent for the entire period until maturity. The interest is $12.8 million payable semi-annually in June and December of each year until the notes mature on December 1, 2011. Subsequent to September 30, 2004, Standard and Poor’s lowered the Company’s long-term corporate credit rating from BB- to B+. The change in ratings is not expected to have a significant impact on the Company’s current financing plans or expected interest costs.

The Company refers to the revolving credit facility and the term loan collectively as the “senior secured credit facility.” The senior secured credit facility and the indenture relating to the senior notes impose certain restrictions on the Company, including restrictions on the Company’s ability to incur indebtedness, pay dividends, make investments, grant liens, sell assets and engage in certain other activities. In addition, the senior secured credit facility requires the Company to maintain certain financial ratios (“covenants”). The indebtedness under the senior secured credit facility is secured by substantially all of the Company’s assets and those of its subsidiaries, including accounts receivable and capital assets.

The Company’s principal sources of capital are cash flows from operations and borrowings under its senior secured credit facility. The Company’s primary uses of cash are to purchase capital assets, fulfill debt repayment obligations and finance working capital. It is the opinion of management that the Company will be able to fulfill its current obligations using the capital available from these sources.

Stock-Based Compensation

Certain directors, officers, employees and service providers of the Company have been granted options to purchase common shares of NACG Holdings Inc., the parent company, under a stock-based compensation plan. The plan and outstanding balances are disclosed in note 5 to the interim consolidated financial statements for the period ended September 30, 2004.

Accounting Policies

The following critical and significant accounting policies are more fully described in note 2 to the Company’s annual financial statements. Certain accounting policies require management to make significant estimates and assumptions about future events that affect the amounts reported in its financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Revenue recognition

The Company’s contracts with its customers fall under the following types: time-and-materials, unit price, cost-plus-fixed-fee, and fixed price (lump sum) and are generally less than one year in duration.

Time-and-materials — The Company provides equipment and labor on an hourly basis to fulfill customer requests. Hourly billing rates are calculated by the Company through careful consideration of all costs expected to be incurred to provide the requested services, incorporating a mark-up to generate the required profit margin. Revenue is recognized as the labor, equipment, materials, subcontract costs and other services are supplied to the customer.

Unit price — For every unit of work performed, the Company is paid a specified amount (for example: cubic meters of earth moved, lineal meters of pipe installed, completed piles). The price per unit of work performed is calculated by estimating all of the costs expected to be incurred and adding a mark-up to generate the required profit margin. Revenue related to unit price contracts is recognized as applicable quantities are completed.

Cost-plus-fixed-fee — Under this contract type, the Company charges and is reimbursed for all allowable or otherwise defined costs incurred to provide the requested services plus a pre-arranged fee that represents profit. Revenue, including the fixed fee or margin, is recognized pro-rata based on actual incurred costs to date, as compared to total expected costs.

Fixed price (lump sum) — The price for services performed is established at the outset of the contract and is not subject to any adjustment based on the costs incurred or the Company’s performance under the scope of the original contract. Changes in scope added by the customer are priced incrementally to the original bid or lump sum. Similar to unit price contracts, the price charged to the customer for the services performed is calculated by estimating all of the costs expected to be incurred in performing services required by the contract and adding an appropriate amount to the contract price to generate the required profit margin. This type of contract historically represents only a small portion the Company’s work. Revenue on fixed price (lump sum) contracts is recognized using the percentage-of-completion method, calculated using output measures like cubic meters, lineal meters or completed piles to date. In the absence of reliable output measures, the Company recognizes revenue based upon input measures such as costs incurred to date.

Profit for each type of contract is included in revenue when its realization is reasonably assured. Estimated contract losses are recognized in full when determined. Revenue from change orders, extra work and variations in the scope of work is recognized after both the costs are incurred or services are provided and an agreement has been reached with customers as to both the scope of work and price. Revenue from claims is recognized when an agreement is reached with customers as to the value of the claims, which in some instances may not occur until after the completion of work under the contract. Costs incurred for bidding and obtaining contracts are expensed as incurred.

The accuracy of the Company’s revenue and profit recognition in a given period is almost solely dependent on the accuracy of the Company’s estimates of the cost to complete each project. The Company’s cost estimates use a detailed “bottom up” approach. The Company believes its experience allows it to produce materially reliable estimates. However, the Company’s projects can be highly complex and in almost every case the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because the Company has many projects of varying levels of complexity and size in process at any given time, these changes in estimates can offset each other without materially impacting the Company’s profitability. However, large changes in cost estimates, particularly in the bigger, more complex projects, can have a significant effect on profitability.

Factors that can contribute to changes in estimates of contract cost and profitability include, without limitation: site conditions that differ from those assumed in the original bid, to the extent that contract remedies are unavailable; the availability and skill level of workers in the geographic location of the project; the availability and proximity of materials; the accuracy of the original bid and subsequent estimates; inclement weather and timing; and coordination issues inherent in all projects. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods and these fluctuations may be significant.

Capital assets

The most significant estimate in accounting for capital assets is the expected useful life of the asset and the expected residual value. Most of the Company’s capital assets have a long life, which can exceed 20 years with proper repair work and preventative maintenance. Useful life is measured in operated hours, excluding idle hours, and a depreciation rate is calculated for each type of unit. Depreciation expense is determined each day based on the actual operated hours.

Another key estimate is the expected cash flows from the use of an asset and the expected disposal proceeds in applying Canadian Institute of Chartered Accountants Handbook Section 3063 “Impairment or Disposal of Long-Lived Assets” and the revised Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations.” This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. Equally important is the expected fair value of assets which are available-for-sale.

Repair and maintenance costs

The parts, shop labor and overhead costs which are included in equipment costs on the Company’s income statement represent the total cost of restoring the Company’s fleet to its original condition. It is the Company’s policy to expense these costs as they are incurred.

Hedge accounting

As discussed previously, the Company entered into a cross currency swap agreement and interest rate swap agreements to hedge the Company’s exposure to foreign currency exchange fluctuations on the Company’s U.S. dollar denominated senior notes. The initial assessment, as well as the on-going review of the effectiveness of the hedge, is critical as no foreign exchange gain or loss has been recorded on the income statement.

Risk Management

Foreign currency risk

The Company is subject to currency exchange risk as the senior notes are denominated in U.S. dollars and all of the Company’s revenues and most of its expenses are denominated in Canadian dollars. As noted above, the Company has entered into cross currency swap and interest rate swap agreements to effectively hedge this risk. The hedging instrument consists of three components: a U.S. dollar interest rate swap, a U.S. dollar-Canadian dollar cross currency basis swap, and a Canadian dollar interest rate swap that results in the Company mitigating its exposure to the variability of cash flows caused by currency fluctuations relating to the U.S. $200 million senior notes. The transaction can be cancelled at the counterparty’s option at any time after December 1, 2007 if the counterparty pays a cancellation premium. The premium is equal to 4.375 percent of the U.S. $200 million if exercised between

December 1, 2007 and December 1, 2008; 2.1875 percent if exercised between December 1, 2008 and December 1, 2009 and 0.000 percent if cancelled after December 1, 2009.

Interest rate risk

The Company is subject to interest rate risk in connection with its senior secured credit facility. The facility bears interest at variable rates based on the Canadian prime rate plus 2.0 percent to 2.5 percent or Canadian bankers’ acceptance rate plus 3.0 percent to 3.5 percent. Each 1.0 percent increase or decrease in the interest rate on the term portion of the facility would change the interest cost by $0.5 million in the first year and decreasing thereafter as the principal is repaid. Assuming the revolving credit facility is fully drawn at $60.0 million, each 1.0 percent increase or decrease in the applicable interest rate would change the interest cost by $0.6 million per year. In the future, the Company may enter into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility.

Inflation

The rate of inflation has not had a material impact on the Company’s operations as many of its contracts contain a provision for annual escalation. If inflation remains at its recent levels, it is not expected it to have a material impact on the Company’s operations in the foreseeable future.

Outlook

Capital infrastructure and investment activity is expected to remain strong in the industry through the remainder of fiscal 2005 due to expansion projects planned by several large resource companies. This is expected to increase demand for the Company’s mining and site preparation services.

The volume of work for the Piling operating segment is expected to remain constant with moderate growth for the remainder of the year.

Low activity levels related to pipeline installation services performed by the Pipeline operating segment are expected through the remainder of 2004. The Company’s major pipeline customer has rescheduled certain projects to begin in late December 2004 or early January 2005 that were otherwise scheduled for earlier in the year. As a result, demand for the Company’s pipeline installation services is expected to improve in the fourth quarter of this fiscal year.

U.S. Generally Accepted Accounting Principles

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain material respects from U.S. GAAP. The nature and effect of these differences is set out in note 9 to the interim consolidated financial statements.